Form 51-102F1

Annual Management Discussion and Analysis

For

Pacific North West Capital Corp.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “company” or “PFN”) for the period ended January 31, 2006 and should be read in conjunction with the financial statements for the period ended January 31, 2006 and related notes. The date of this Management’s discussion and analysis is March 10, 2006.  Additional information on the company is available on SEDAR at www.sedar.com.

Business of Pacific North West Capital Corp

Pacific North West Capital Corp is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Project Overview

River Valley, Ontario

In December 2005 the company completed 3,681 metres of drilling at the River Valley property. This drilling was carried out to determine the internal structure of the River Valley Intrusive.  A number of zones of PGE mineralization were identified from the drilling, but as yet there is insufficient further information to determine any additional resource for these zones.  The company expects to complete final reporting to JV partner Anglo Platinum by early March, and has proposed a further extensive program of work for 2006.

Agnew Lake, Ontario

The Agnew Lake Property is also subject to a joint venture with Anglo Platinum. The property overlies the Agnew Lake layered mafic intrusion, which is of comparable age and composition to the River Valley Intrusion and also carries substantial PGM (platinum group metal) values in magmatic breccias close to the intrusive contact.

A portion of the project was returned to an original vendor, and for future work is under review by the management committee.

Union Bay, Alaska

Pacific North West Capital completed 10,000 feet of diamond drilling from May to August 1 2005.  The property option was not renewed by Lonmin.  Portions of the property were retained with payment of fees.  Additional work is being considered.

West Timmins, Ontario

The West Timmins Project is located adjacent to Falconbridge's new Montcalm Mine, which just recently received mine permit approval.

Pacific North West Capital completed a high-resolution airborne geophysical survey over the property holdings that surround the Montcalm Mine in December 2004.  A number of new targets which were identified from this work have had ground surveys completed early in the year and drill testing commenced in September 2005.  The most significant drill intersections from the program were in the area immediately south of the Montcalm mine, in an area of breccia in the intrusive.  Elevated copper and nickel values were received from extensive zones of heavy sulphide mineralization.

New Zealand Projects

The company is continuing its evaluation of its Platinum exploration projects in New Zealand.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Pacific North West Capital Corp for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended April 30,(audited)
	2005	2004	2003
Total Revenues	$468,730	$380,952	$284,804
General and administrative expenses	1,893,818	1,473,225	$1,364,612
Mineral property costs incurred	3,184,584	1,891,318	1,395,570
Mineral property costs recovered	(2,180,484)	(1,585,714)	(999,122)
Income (loss) before other items ➢ In total ➢ Basic and diluted loss per share	(1,893,818) (0.06)	(1,473,225) (0.06)	(1,364,612) (0.07)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(1,894,297) (0.06)	(1,276,008) (0.05)	(1,323,658) (0.06)
Totals Assets	6,070,616	7,202,319	1,785,530
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30
	2006	2005	2005	2005	2005	2004	2004	2004
Total revenues	$64,088	$82,239	$49,446	$211,651	$96,644	$110,944	$49,491	$99,920
Net loss	370,747	210,839	315,008	805,495	532,268	297,395	259,139	503,953
Net loss per share	0.01	0.01	0.01	0.03	0.01	0.01	0.01	0.01
Total assets	6,339,675	6,509,615	6,688,929	6,070,616	6,508,816	6,802,520	7,015,719	7,202,319

Results of operations

The nine months ended January 31, 2006 resulted in a net loss of $896,594 which compares with a loss of $1,088,802 for the same period in 2005. General and administrative expenses for the period ended January 31, 2006 were $1,061,567 a decrease of $122,425 over the same period in 2005. Stock-based compensation of $180,113 was recorded as compared to $328,800 in the previous year. The company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after May 1, 2002. Interest and bank charges increased by $43,389 as the company settled a dispute with the Canada Revenue Agency over the treatment of flow-through expenditures.  Mineral property costs of $30,800 were written off while all other general and administrative costs were relatively the same compared to the previous year.  Project management fees of $104,494 were earned during the period as compared to $153,768 in the previous year. Interest income was $82,429, an increase of $15,816 over the same period in 2005 as the company had more funds on deposit.

During the period ended January 31, 2006, the company incurred mineral property costs of $2,123,004 with $1,126,687 being funded by joint venture partners. An exploration program on the newly acquired option agreement with Falconbridge in the Timmins area of Ontario cost $870,222.

Shareholder relations and promotional activities undertaken by the company, which included attendance at various trade shows, cost $120,911 for the period ended January 31, 2006, a decrease of $50,214 over the same period in 2005.

Liquidity and capital resources

At January 31, 2006, the company’s working capital, defined as current assets less current liabilities, was $3,664,674 compared with working capital of $4,518,026 at April 30, 2005. During the first quarter, the company issued 2,500,000 flow-through shares for gross proceeds of $1,000,000.  During the third quarter, the company issued 456,000 flow-through shares for gross proceeds of $136,800. These flow-through funds must be spent before Dec. 31, 2006 on qualified Canadian mineral exploration.

During the period, the company issued 200,000 performance shares for proceeds of $2,000 and a fair value of $70,250.  A further 20,000 shares were issued for mineral properties at a value of $13,800.

The company has a portfolio of investments with a book value of $115,772 and a market value of $252,023 as at January 31, 2006. The main investments consist of 485,688 shares of Freegold Ventures Limited and 196,600 shares of CanAlaska Ventures Ltd. which both have certain directors in common. These amounts are included in the above working capital. The company has total issued and outstanding of 34,993,404 shares at January 31, 2006.

Contractual commitments

By agreement effective 1 December 2005, the company entered into a five-year management agreement with a company controlled by a Director and Chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The Chairman and Director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two year’s compensation.  No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice. Further information on mineral option payments are disclosed in note 4 of the January 31, 2006 financial statements.

Year ended April 30,	2006	2007	2008	2009	2010	Thereafter

Management agreement	$22,050	$92,610	$97,241	$102,103	$107,208	-

Off-balance sheet arrangements

The company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all of the company’s significant accounting policies is included in note 1 to the financial statements for the period ended January 31, 2006.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

Stock-based compensation

During the year ended April 30, 2004, the company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after May 1, 2002. As encouraged by CICA Handbook Section 3870, the company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning May 1, 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Flow through shares

During the year ended April 30, 2005, the company adopted the new accounting pronouncement relating to flow through shares effective for all flow through agreements after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow through shares whereby the investor can claim the tax deductions arising from the related resources expenditures.  When resource expenditures are renounced to the investors and the company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (‘losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004.  The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred.  These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time.  The company is currently assessing these requirements to ensure its complies with the new standards starting on May 1, 2004.

Financial Instruments and Other Instruments

Pacific North West Capital Corp’s financial instruments consist of cash, accounts receivable, investments, amount due from River Valley Joint Venture, restricted cash – flow-through, accounts payable and cash call payable. Unless otherwise noted, it is management’s opinion that Pacific North West Capital Corp is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The company is authorized to issue unlimited common shares without par value.  As at January 31, 2006, there were 34,993,404 outstanding common shares compared to 31,817,404 outstanding shares at April 30, 2005.

Directors, officers, employees and contractors are granted options to purchase common shares under the company stock option plan.  The terms and outstanding balance are disclosed in the below table.

A summary of the company’s options at 31 October 2005 and the changes for the period are as follows:

Number outstanding 30 April 2005	Granted	Exercised	Expired/ Cancelled	Number outstanding 30 April 2005	Exercise price per share	Expiry date

214,000	-	-	(214,000)	-	$0.60	15 December 2005
40,000	-	-	(20,000)	20,000	$0.80	18 March 2006
200,000	-	-	-	200,000	$0.60	21 December 2006
90,000	-	-	-	90,000	$1.00	10 February 2007
150,000	-	-	-	150,000	$0.60	1 July 2007
795,000	-	-	-	795,000	$0.60	31 December 2007
585,000	-		-	585,000	$0.76	10 September 2008
1,980,000	-	-	(145,000)	1,835,000	$0.60 - $0.70	5 November 2007 5 November 2009
419,500	-	-	-	419,500	$0.83	28 February 2010
380,000	-	-	-	380,000	$0.83	3 May 2010
-	100,000	-	-	100,000	$0.40	13 July 2010
4,853,500	100,000	-	(379,000)	4,574,500

During the year ended April 30, 2005, 2,697,990 performance shares were reserved for issue. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the company.  To date, 350,000 performance shares have been issued at $0.01 per share for total proceeds of $3,000. During the period ended January 31, 2006, 200,000 performance shares were issued.

Related party transactions

During the period ended January 31, 2006, the below related parties were paid the following: A total of $69,976 was paid to a company controlled by Harry Barr, a Director and Chairman of the company for management services; an amount of $40,311 was paid to a company controlled by Harry Barr for office rent; a total of $23,410 was paid to a company controlled by Taryn Downing, an Officer of the company for corporate secretarial services; a total of $31,070 was paid to a company controlled by Gord Steblin, an Officer of the company for accounting services;  a total of $36,000 was paid to a company controlled by Peter Dasler, an Officer of the company for engineering and consulting fees;  a total of $75,600 was paid to a company controlled by John Londry, an Officer of the company for engineering and consulting services; a total of $12,375 in wages were paid to Jag Sandhu, an Officer of the company.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the period, $15,000 has been accrued to directors.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the company’s generative exploration programs are successful additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Subsequent to the year ended April 30,2004, the Canada Revenue Agency (CRA) reviewed and examined the Canadian Exploration Expenses renounced by the company through its issuance of flow through shares for the periods ending December 31, 1998 to December 31, 2003. According to the CRA proposal letter, not all of the exploration expenditures made pursuant to the Kaymin farm-in agreement met the test for having been incurred by the company. On this basis CRA proposed to disallow approximately $2,100,000 of exploration expenditures and charge additional penalty taxes of $267,000. Prior to the filing of the flow through share documents, the company had received independent legal advice that the subject expenditures were appropriate and allowable; therefore, management of the company intends to vigorously contest this proposal.  No amounts have been accrued in these financial statements relating to this situation because management believes it will be successful and the ultimate outcome cannot be determined at the present time.

On September 8, 2005, the company settled this contingent liability by agreeing to pay CRA $43,250 in part XII tax.

Outlook

Pacific North West Capital Corp currently has two joint venture agreements in which other companies are earning an interest in Pacific North West Capital Corp’s projects by carrying all costs and making significant exploration expenditures.  The company ended January 31, 2006 with a strong cash position that will enable it to continue its own exploration effects in the United States, Canada and New Zealand seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies exploration and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of Pacific North West Capital Corp has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.